SEC MAIL PROCESSING RECEIVED MAR - 2 2006 WASH. D.C. 199 SECTION

SEC 06005603 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 45502

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HP Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28420 Crown Point Hwy.
(No. and Street)

Troutdale (City) OR (State) 97060 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter F. Bozikovich (503) 223-2234
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Williamson & Associates, LLP
(Name – *if individual, state last, first, middle name*)

One SW Columbia, Suite 625 Portland, OR 97258
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED JUN 12 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Peter F. Bozikovich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HP Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

To the Board of Directors
HP Securities, Inc.
Troutdale, Oregon

We have audited the accompanying balance sheet of HP Securities, Inc. as of December 31, 2005, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HP Securities, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange act of 1934. This information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Williams & Associates, LLP

February 27, 2006

HP SECURITIES, INC.

BALANCE SHEET

December 31, 2005

ASSETS

CURRENT ASSETS		
Cash	$	217,295
Commissions receivable		10,815
Total current assets		228,110
OTHER ASSETS		
Due from stockholders		6,702
Investments		35,180
Total other assets		41,882
Total assets	$	269,992

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	4,844
Related party commissions payable		19,747
Legal settlement payable		199,688
Installment payable		5,339
Due to stockholder		3,750
Accrued expenses		6,010
Total current liabilities	$	239,378
STOCKHOLDERS' EQUITY		
Common stock		7,500
Paid-in capital		255,891
Accumulated deficit		(232,777)
Total stockholders' equity		30,614
Total liabilities and stockholders' equity	$	269,992

See auditors' report and notes to the financial statements

HP SECURITIES, INC.

STATEMENT OF OPERATIONS

For the year ended December 31, 2005

COMMISSIONS	$ 141,714
OPERATING EXPENSES	
Bonding	628
Commissions and regulatory fees	34,311
Consulting fees	60,122
Dues	3,885
Insurance	1,974
Miscellaneous	998
Postage delivery	714
Professional services	59,791
Quote service	12,951
Taxes and licenses	2,375
Telephone	3,715
Utilities	1,598
Total operating expenses	183,062
Loss from operations	(41,348)
OTHER EXPENSES	
Interest expense	89
Legal settlement	225,230
Fines and penalties	10,000
Total other expenses	235,319
Net loss	(276,667)
OTHER COMPREHENSIVE GAIN	
Unrealized gain on available-for-sale securities	25,090
COMPREHENSIVE LOSS	$ (251,577)

See auditors' report and notes to the financial statements

HP SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended December 31, 2005

	Common Stock	Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance, December 31, 2004	$ 7,500	$ 7,000	$ 25,010	$ (6,210)	$ 33,300
Net loss	-	-	(276,667)	-	(276,667)
Capital Contributions	-	248,891	-	-	248,891
Other comprehensive income	-	-	-	25,090	25,090
Balance, December 31, 2005	$ 7,500	$ 255,891	$ (251,657)	$ 18,880	$ 30,614

See auditors' report and notes to the financial statements

HP SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(276,667)
Adjustments to reconcile net loss to net cash used by operating activities:		
Increase in assets:		
Commission receivable		(6,544)
Increase (decrease) in liabilities:		
Accounts payable		24,580
Legal settlement payable		199,688
Installment payable		5,339
Accrued expenses		(90)
Net cash used by operating activities		(53,694)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributed capital		248,891
Due to stockholder		3,750
Net cash provided by financing activities		252,641
Net increase in cash		198,947
Cash at the beginning of the year		18,348
Cash at the end of the year	$	217,295
Supplemental disclosure of cash flow informaiton:		
Cash paid for:		
Taxes	$	19

HP SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

SUMMARY OF ACCOUNTING POLICIES

BUSINESS ACTIVITY - HP Securities, Inc. is engaged primarily in the sale of securities and investment company stock. The Company was incorporated in the State of Oregon in December 1992, and commenced operations as a broker/dealer in July 1993, when it registered with the Securities and Exchange Commission (the "SEC") and obtained National Association of Securities Dealers (NASD) authorization, pursuant to the relevant provision of the Securities Exchange Act of 1934, as amended.

CASH AND CASH EQUIVALENTS - For purposes of the statement of cash flows, the Company considers cash and short-term investments with original maturities of three months or less to be cash equivalents.

SECURITIES TRANSACTIONS - Security transactions and related commissions revenue and expense are recorded on a settlement date basis. Differences between trade date and settlement date, if any, are not significant.

USE OF ESTIMATES - The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

ADVERTISING COSTS -The Company expenses advertising costs as incurred. No advertising expense was incurred in 2005.

COMMISSIONS RECEIVABLES

Commissions receivable represent amounts owed to the Company by its clearing agents, Wedbush Morgan Securities and Genesis, at December 31, 2005.

Management of the Company believes all receivables will be collected and, therefore, no provision for doubtful accounts has been made.

INVESTMENTS

Investments held at December 31, 2005 are comprised of 1,000 shares of NASDAQ Stock Market, Inc. In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Debt and Equity Securities", the securities are classified as available-for-sale. Unrealized holding gains and losses for available-for-sale securities are excluded from earnings and reported as a separate component of stockholders' equity, as accumulated other comprehensive income. Net unrealized holding gains on available-for-sale securities in the amount of $27,880 have been included in accumulated other comprehensive income.

HP SECURITIES, INC.

EXEMPTION FROM RESERVE REQUIREMENTS UNDER RULE 15c3-1

For the year ended December 31, 2005

COMMITMENTS AND CONTINGENCIES

The NASD requires that all broker/dealers maintain a deposit with their clearinghouse to offset potential deficiencies. Wedbush Morgan Securities has obtained a collateral deposit on behalf of the company for $25,000 by securing an interest in the personal assets of one of the stockholders.

INCOME TAXES

On January 1, 1993, the Company filed an election to be taxed as an S-Corporation. Income and losses will be included in the personal income tax returns of the stockholders. Accordingly, the company will not ordinarily incur additional federal and state income tax obligations. and the financial statements will only include provisions for certain local income taxes.

RELATED PARTY TRANSACTIONS

Consulting fees are calculated as a percentage of each stockholder's gross sales. Such fees were paid to related corporations wholly owned by the shareholders of HP Securities, Inc. The fees are similar in nature to S-Corp distributions but are based upon each stockholder's productivity instead of stock ownership percentage. Consulting fees for the year ended December 31, 2005 were $45,884. At December 31, 2005, the company had $19,747 of commissions payable to related parties.

As of December 31, 2005, the Company had an amount due from one of its principal stockholders of $6,702. The amount is unsecured, payable on demand, and non-interest bearing. As of December 31, 2005, the Company had an amount due to one of its principal stockholders of $3,750. The amount is unsecured, payable on demand, and non-interest bearing.

NET CAPITAL

The Company is subject to the Uniform Net Capital Rule (the "Rule") adopted by the SEC, which requires the maintenance of minimum net capital to be greater than $1/15^{th}$ of aggregate indebtedness or $5,000 under Rule 15c3-1(a)(2). At December 31, 2005, the Company had net capital and required net capital of $23,912 and $5,000, respectively, and a ratio of aggregate indebtedness to net capital of 10.01 to 1. Net capital and required net capital may fluctuate on a daily basis.

LEGAL SETTLEMENT

On December 23, 2005, a lawsuit against the Company was settled through arbitration. The plaintiff was awarded a total of $191,363 for compensatory damages and attorney's fees. Other costs associates with the legal settlement include $13,550 to the NASD for arbitration services and $20,317 for expert testimony. At December 31, 2005, the Company had related accounts payable of $191,363 to the plaintiff and $8,325 to the NASD. The plaintiff was paid in full on February 17, 2006. The NASD was paid in full on January 18, 2006

LEGAL SETTLEMENT (continued)

Attorney's fees related to the legal settlement were approximately $53,250. The total amount has been included as an operating expense under professional services. At December 31, 2005, the Company had related accounts payable of $3,852.

INSTALLMENT PAYABLE

During the year ended December 31, 2005, the Company was fined $10,000 for trading municipal bonds without the required licenses. At December 31, 2005 the balance due on this fine was $5,339. Payments are due in monthly installments of $500, including principal and interest at 9.75%. Total interest expense for the year ended December 31, 2005 was $89.

CREDIT RISK ON CASH DEPOSITS

At December 31, 2005, the Company had $117,295 in excess Federal depository insurance limits. A substantial portion of the Company's total cash of $217,295 at December 31, 2005 was used to pay legal settlement costs in January and February of 2006.

SUPPLEMENTARY INFORMATION

HP SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

For the year ended December 31, 2005

NET CAPITAL		
Total stockholders' equity	$	30,614
Less non-allowable assets:		
Due from Shareholder		6,702
Net Capital	$	23,912
AGGREGATE INDEBTEDNESS		
Total liabilities from balance sheet	$	239,378
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required	$	5,000
Excess net capital	$	18,912
Shortage of capital at 1,000%	$	(26)
Ratio of aggregate indebtedness to net capital		10.01 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part IIA (unaudited) Focus Report	$	32,302
Reductions to retained earnings for audit adjustments, primarily related to accrual adjustments		(8,390)
Net capital per above	$	23,912

See auditors' report

HP SECURITIES, INC.

EXEMPTION FROM RESERVE REQUIREMENTS UNDER RULE 15c3-1

For the year ended December 31, 2005

EXEMPTIVE PROVISIONS

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1)(ii) in the Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
HP Securities, Inc.
Troutdale, Oregon

In planning and performing our audit of the financial statements of HP Securities, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weinberg & Associates, LLP

February 27, 2006

HP SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year ended December 31, 2005

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